Exhibit 99.1

Sky Solar Announces Change of Official Domain Name

HONG KONG, June 23, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ:SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced that, effective immediately, its sole official domain name had changed from skysolargroup.com to skysolarholdings.com, and, accordingly, its official website is changed to www.skysolarholdings.com.

All e-mail to be sent to any contact of the Company should change the recipient’s email suffix to @skysolarholdings.com.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2016, the Company had developed 307 solar parks with an aggregate capacity of 292.3 MW and owned and operated 159.6 MW of solar parks.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com